Exhibit 99.1

Vision Marine Technologies and 4ocean Launch a New "Buy One Pull One" campaign to Eliminate Ocean Plastic

Montreal, Canada — November 16, 2023 — Vision Marine Technologies Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), a global leader and innovator within the performance electric recreational boating industry, announces their partnership with 4ocean to officially join the clean ocean movement and launch their “Buy One Pull One” campaign to pull thousands of pounds of plastics from waterways and the ocean.

About 40 million metric tons of plastic waste is produced each year, according to the UN Environmental Program, with global production of primary plastic forecasted to reach 1,100 million metric tons by 2050. Approximately 36% of all plastics produced are used in packaging, including single-use plastic products — 85% of which ends up in landfills or as unregulated waste.

Vision Marine stands at the forefront of the maritime industry's shift towards sustainability with its electric boat manufacturing, Electric Boat Rental service, and the revolutionary E-Motion™ Marine Powertrain Technology. Vision Marine's commitment to environmental stewardship is exemplified by leading the charge for boat manufacturers to participate in the 4ocean “Buy One Pull One" initiative, underscoring a collective effort to preserve our oceans for future generations.

In a joint effort, Vision Marine and 4ocean will contribute to the removal of oceanic plastics with each sale of their eco-friendly propulsion systems. Additionally, Vision Marine has vowed to remove 300 pounds of waste for every E-Motion™ Marine Powertrain System sold, along with the existing commitments of 500 pounds for every Phantom boat sold and 300 pounds for every fiberglass boat model sold.

The partnership extends to 4ocean's global cleanup operations aiming for carbon neutrality, with Vision Marine's donation of the solar-powered Zenith Electric Pontoon to the 4ocean fleet in Boca Raton. The Zenith recently accomplished a 1,050 nautical mile solar-powered journey, which is the longest distance travelled on an electric boat.

Alex Schulze, CEO and co-founder of 4ocean, warmly welcomes the collaboration, stating, “We are beyond stoked to have Vision Marine join us in the clean ocean movement and to have one of their sustainable vessels added to our fleet. The solar-powered Zenith Electric Pontoon is a perfect addition to our efforts in removing more plastic from the environment, and we're excited about the low impact cleanup capabilities it brings."

4ocean has made a remarkable impact since 2017, with their professional teams removing over 32 million pounds of debris from oceans, rivers, and coastlines.

Alex Mongeon, CEO and co-founder of Vision Marine, reflects on the partnership stating, "Our partnership with 4ocean exemplifies our commitment to environmental preservation and signifies a new era of collaboration where companies unite to tackle the critical issue of ocean pollution."

Organisations interested in becoming a “Buy One Pull One” Partner are encouraged to apply by visiting https://www.4ocean.com/pages/partnerships and filling out the form.

ABOUT 4ocean

4ocean is an ocean cleanup company based in Boca Raton, FL, that’s dedicated to ending the ocean plastic crisis. As a Public Benefit Corporation and Certified B Corp, they harness the power of business to fund a global cleanup operation that recovers millions of pounds of plastic and other debris from the world's oceans, rivers, and coastlines each year. Contact: Jonathan Marshall, PR Specialist (Jonathan.marshall@4ocean.com)

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Website: 4ocean.com

Twitter: @4ocean

Facebook: @4oceanBracelets

Instagram: @4ocean

TikTok: @4ocean

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our Flagship E-Motion™ 180E electric marine powertrain is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilising extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, environmentally friendly, electric recreational boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the impact of the "Buy One Pull One" campaign and the benefits of the partnership with 4ocean, it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2022, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

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Website: visionmarinetechnologies.com

Twitter: @marine_vision

Facebook: @VisionMarineTechnologies

Instagram: @visionmarine.technologies

YouTube: @VisionMarineTechnologies

Investor and Company Contact

Bruce Nurse

(800) 871-4274

bn@v-mti.com